ATTORNEYS AT LAW
1025 Thomas Jefferson Street, NW | Suite 400 West
Washington, DC 20007-5208
202.965.8100 | fax 202.965.8104
www.carltonfields.com

Atlanta
Florham Park
Hartford
Thomas C. Lauerman		Los Angeles
Of Counsel		Miami
(202) 965-8156-Direct Dial		New York
tlauerman@carltonfields.com		Orlando
Tallahassee
Tampa
Washington, DC
West Palm Beach
July 29, 2022

Min S. Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed June 6, 2022 (File No. 333-265436) (the “Registration Statement”) Pertaining to Accumulation Variable Universal Life 2021 CORE Policies (“Policies”)

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate

Account A, we are responding to the Commission staff comments that you provided to us orally on July 22, 2022 in connection with the above-captioned Registration Statement.

Each of such comments is restated below followed by John Hancock’s response.

Prospectus Comments

COMMENT 1: Please confirm the accuracy of minimum and maximum “annual fee” percentages that appear on page 11 of the prospectus for the “Variable investment accounts (portfolio fees and expenses)”.

RESPONSE: Comment complied with. John Hancock has reviewed these percentages and has determined that they should be revised to 0.25% and 1.54%. Accordingly, these numbers will be used in this portion of the prospectus in the pre-effective amendment(s) that will be filed.

COMMENT 2: Noting that the fee table does not include a charge for the Accelerated Death Benefit for Chronic Illness Rider, please confirm supplementally that there is no fee for that rider.

RESPONSE: Comment complied with. We can confirm that John Hancock does not charge a fee for this rider. Rather, John Hancock has advised us that the actuarially-determined benefits payable under this rider (as described on page 53) have been set at level that makes any such fee unnecessary.

[1]	Page numbers mentioned in this letter are as indicated in the marked courtesy copy of the prospectus forwarded to you by the undersigned on June 7, 2022.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

Min S. Oh

July 29, 2022

COMMENT 3: The “Attained Age” column in the table on pages 33-34 for the death benefit factors seems incomplete, in that it lists only ages 95 and 100 and above.

RESPONSE: Comment complied with. This formatting imperfection apparently arose in the process creating or transmitting the staff’s courtesy copy. The version filed on Edgar correctly identified a series of eleven ages beginning at age 40, as will any future version of the prospectus that is filed via Edgar.

COMMENT 4: Concerning the Optional Benefits boxes on page 41 for the Return of Premium Death Benefit Rider, please confirm whether this rider can be elected if the Long-Term Care rider has been elected.

RESPONSE: Comment complied with. John Hancock has confirmed to us that these two riders cannot be used concurrently. Accordingly, in the pre-effective amendment(s) that will be filed, the following new sentence will be inserted after the first sentence in the right-hand box for Return of Death Benefit Rider: “It may not be used in connection with the Long-Term Care Rider.”

COMMENT 5: Tables that appear in the Edgar filed version under “More About Certain Optional Benefits — Cash Value Enhancement Rider” did not appear in the marked courtesy copy. In the first of these tables, as filed on Edgar, the caption “Cash Value Enhancement Waiver Percentage” should be changed to “Cash Value Enhancement Factor” to conform to the terminology used in the text that immediately precedes the table. Alternatively, the terminology used in the textual disclosure could be conformed to the terminology in the table caption.

RESPONSE: Comment complied with. The caption in the first of these tables in the pre-effective amendment(s) that will be filed will be changed “Cash Value Enhancement Factor.”

COMMENT 6: Please confirm supplementally the accuracy of the box (in the Material Variations table on page 62) that shows CA as the only state where the Accelerated Death Benefit for Chronic Illness Rider is unavailable.

RESPONSE: John Hancock has confirmed that CA will be the only state where this rider is unavailable.

COMMENT 7: In the Portfolio Appendix, identify by specific footnote each Portfolio whose expenses are subject to any expense waiver or reimbursement.

RESPONSE: Comment complied with. The language of the asterisked footnote will be changed to read “* This Portfolio’s annual expenses reflect temporary fee or expense waivers or reimbursements”; and an asterisk corresponding to this footnote will be inserted next to the percentage specified for each applicable Portfolio in the “Current Expenses” column of the Portfolio Appendix. (Also, the asterisk will be removed from where it currently after the “Current Expenses” caption at the top of that column.)

Min S. Oh

July 29, 2022

Statement of Additional Information Comment

COMMENT 8: After the list of Portfolios, please specify the date(s) of the prospectuses to which the SAI relates, in order to comply with Item 19(a)(5) of Form N-6.

RESPONSE: Comment complied with. John Hancock will revise the SAI filed in the Registration Statement so that the only policy listed in the chart on the SAI cover page is the AVUL 21 CORE Policy (together with its Edgar identifier #), so that said SAI will relate only to the AVUL21 CORE prospectus.2 Also the AVUL 21 CORE prospectus will be dated with the same date as that of the SAI that will be filed with the Registration Statement, and the words “dated the same date as this SAI” will be added to the second sentence of the paragraph immediately following the table on the SAI cover page, so that the paragraph in its entirety will read as follows:

“This Statement of Additional Information is not the prospectus. The prospectus, dated the same date as this SAI, may be obtained from a John Hancock USA representative or by contacting our Service Office by mail at Life Post Issue, John Hancock Insurance Company, PO Box 55979, Boston, MA 02205, or telephone at 1-800-732-5543.”

Accordingly, the SAI cover page will clearly and conspicuously disclose the date of the prospectus to which it relates.

Part C Comments

COMMENT 9: Under Item 30, the references to exhibits to be filed by pre-effective amendment are required to be hyper-linked once those exhibits are filed.

RESPONSE: Comment complied with. All Item 30 references to exhibits will be hyper-linked as required.

COMMENT 10: The exhibits to be filed by pre-effective amendment remain subject to the SEC staff’s review and comment, once filed.

RESPONSE: Comment accepted.

COMMENT 11: As to Exhibit r (relating to any initial summary prospectus), please confirm supplementally that no ISP will be filed or used before effectiveness of this registration statement and that no ISP will be used for this product unless first filed for review by the staff pursuant to Rule 485(a).

RESPONSE: Comment complied with. John Hancock confirms that it does not intend currently to use any ISP for the Policies, and John Hancock will not use an ISP for this product unless the ISP has been filed as part of a post-effective amendment to this Registration Statement that has become effective and that was filed pursuant to Rule 485(a) or pursuant to a Commission approval under Rule 485(b)(1)(vii).

[2]

The version of the SAI filed with all of the other policies currently listed in that chart was previously as part of the Form N-6 registration statements for all of those other policies and will continue to apply to the prospectuses for those other policies.

Min S. Oh

July 29, 2022

COMMENT 12: In the Item 30 table under the heading “Name and Principal Business Address,” please revise the formatting to separate each name with an empty line to make the table easier to read.

RESPONSE: Comment complied with. An empty line will be inserted between the name and address of each person listed and name and address of the next applicable person.

COMMENT 13: Please confirm that the organizational chart required by Item 32 as been or will be included in the Edgar-filed version of the registration statement.

RESPONSE: Comment complied with. Upon reviewing the Registration Statement as filed on Edgar, it appears that the chart required by Item 32 was included, and John Hancock will continue to include an appropriate version of that chart in any amendments.

These and other final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits and financial statements will be filed in one or more additional pre-effective amendments to the Registration Statement.

Please direct any questions or comments on any of the foregoing to the undersigned or to Jamie Bigayer (305-530-4021; JBigayer@carltonfields.com) at this firm.

Sincerely,

/s/ Thomas C. Lauerman

Thomas C. Lauerman